U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTICE OF LATE FILING
(Check One):

[   ] Form 10-K     [  ]  Form 11-K     [  ] Form 20-F     [ X ] Form 10-Q     [  ] Form N-SAR

For Period Ended:  June 30, 2010

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I--Registrant Information

          Full Name of Registrant:               YESDTC HOLDINGS, INC.

          Former Name if Applicable:    N/A

          Address of Principal Executive Office (Street and Number):

300 Beale Street, Suite 613
San Francisco, CA  94104
Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.   (Check box if appropriate)

(a)	[X]	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	[X]
The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	[X]	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant.   The Registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

Joseph Noel
 (925) 922-2560

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
[X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ] Yes   [X] No

If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

YesDTC HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2010	By:	/s/ Joseph A. Noel
Joseph A. Noel
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.